November 29, 2018

Jesse Soslow
Head of Legal and Finance
Blockstack Token LLC
111 Town Square Pl Ste 1203
Jersey City, NJ 07310

       Re: Blockstack Token LLC
           Draft Offering Statement on Form 1-A
           Submitted September 13, 2018
           CIK No. 0001719379

Dear Mr. Soslow:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed September 13, 2018

Part II
Cover Page, page 1

1. In your next revision, please include your telephone number and website address on the cover page of the offering circular. Refer to Item 1(b) of Part II of Form 1-A for guidance.
2. Please revise the cover page to state when the general, App Mining program and Grant allocation offerings of Stacks Tokens will commence.
 Jesse Soslow
FirstName LastNameJesse Soslow
Blockstack Token LLC
Comapany 29, 2018
November NameBlockstack Token LLC
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3. Please revise the cover page to disclose that payment for tokens in the cash offering may be made in US dollars, Bitcoin or Ether. Also state that once submitted, an investor's subscription is irrevocable. In this regard, we note your disclosure in the second paragraph on page 136 under the heading Plan of Distribution--The cash offering.
4. We note your disclosure in Footnote 1 to the fee table that the $0.15 price per token may fluctuate for Stacks Tokens distributed under the App Mining program and the Grant allocation. Please provide your legal analysis as to how this offering complies with the requirements in Rule 253(b) of Regulation A to provide a bona fide range.
5. We note your disclosure in the 4th paragraph following the fee table that you expect to issue the Stacks Tokens sold in the cash offering 90 days following the commencement of the offering. Please revise, here and throughout the offering circular where you have similar disclosure, to disclose that the release of tokens purchased in the cash offering is subject to the time lock described under the section headed Offering Summary--Terms of this Offering--Unlocking of Stacks Tokens on page 3.
6. Please provide your legal analysis supporting your conclusion that the investment limitation described in Rule 251(d)(2)(i)(C) of Regulation A does not apply to Stacks
         Tokens offered for non-cash consideration through App Mining or the Grant allocation.
7. We note that you define the company together with its parent, Blockstack PBC, and affiliates as "Blockstack." Please clarify whether the entities you collectively refer to as
         "Blockstack" are co-issuers of the Stacks Tokens, or whether the company is the sole issuer of the Stacks Tokens.
Terms of this Offering--Summary, page 1

8. Regarding your election to make up to 120 million Stacks Tokens not sold through the voucher program available through the general offering, please disclose how you will determine how many unsold Stacks Tokens to make available in the general offering and what will happen to unsold voucher program Stacks Tokens that are not made available in the general offering. Please also tell us why this does not amount to a delayed offering of these tokens. This appears to be a separate offering because you will offer the tokens to a different group of investors at a different price than originally offered. We understand that the offering period for the voucher program will end 21 days after commencement of the offering, and assume you would make this election at that time, or at least later than the two calendar days after qualification required for commencement of a continuous offering under Rule 251(d)(3)(i)(F).
9. You state that the tokens to be sold in this offering will be introduced as part of the genesis block, except for tokens to be issued in the App Mining program, which will be introduced in a hard fork to the network at the closing of the cash offering. Please help us understand when the genesis block tokens will be introduced in comparison to the App
         Mining program tokens, and whether your reference to 'closing of the cash offering' means
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Blockstack Token LLC
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         the end of the offering period for the cash offering (28 days after commencement of the offering) or the "Cash Offering Closing" (approximately 90 days after commencement).
         Please also address why the offering of the App Mining tokens is not a delayed offering, if the tokens will not be introduced until the closing of the cash offering (whether that is 28 or 90 days after commencement). In your analysis, please also specifically address the mechanics of the App Mining program and, in particular, why the tokens under this offering will only be distributed on a monthly basis.
Terms of this Offering--App Mining program, page 3

10. Please revise to disclose how you will determine the amount of the reward to pay to participating application developers and reviewers. Please also disclose whether your officers, directors or related parties will be eligible to receive awards under the App
         Mining program.
Terms of this Offering--Unlocking of Stacks Tokens, page 3

11. Please revise to clarify that you will require and accept full payment from participants in the cash offering on a rolling basis during the term of the offering rather than incrementally as the tokens are unlocked and released. Also describe investors' rights to repayment in the event you are not able to deliver their tokens.
Terms of this Offering--Grant allocation, page 4

12. Please disclose whether your officers, directors or related parties will be eligible to receive distributions under the Grant allocation.
Terms of this Offering--How to Subscribe (cash offering), page 6

13. We note you will accept Bitcoin and Ether for payment in this offering. Please revise to describe:
           Whether the 'time of purchase' that is the valuation date for the Bitcoin or Ether is when you accept the subscription, receive payment from the investor, or deliver the
            Stacks Tokens at the Cash Offering Closing. In this regard we note disclosure in the
            Plan of Distribution that investors will become owners of Stacks Tokens on the date of the Cash Offering Closing;
           How payments made in Bitcoin and Ether will be held until release of Stacks Tokens to purchasers;
           In the event subscriptions are rejected, the form refunds will take to purchasers who paid using Bitcoin or Ether; and
           If rejected subscriptions are paid for using Bitcoin or Ether, how you will determine the amount of the refund if the value of the Bitcoin or Ether has changed.

         Please make corresponding changes to the Plan of Distribution. Jesse Soslow
FirstName LastNameJesse Soslow
Blockstack Token LLC
Comapany 29, 2018
November NameBlockstack Token LLC
November 29, 2018 Page 4
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FirstName LastName
Terms of this Offering--No Debt or Equity Provisions, page 8

14. We note your disclosure that you "do not believe the Stacks Tokens should be characterized as either debt of equity under the securities laws." However, on page 128, you indicate that the tokens "will be classified as debt for purposes of the federal securities laws." Please revise all references throughout your offering statement that characterize the securities you intend to offer as neither debt nor equity and instead ensure that you have discussed all material terms of the Tokens and provided an appropriate summary thereof.

The Blockstack Network--Overview--Future development of the Blockstack network, page 11

15. We note you anticipate that the Blockstack network will become decentralized, that you will no longer have control over it and, as a result, the properties of the Stacks Tokens may change, and Stacks Tokens may no longer be securities of Blockstack Token LLC.
         Please expand your disclosure to describe how the determination will be made that the
         Stacks Tokens are no longer securities, who will make that determination, how tokenholders will know when this happens, what notice they will have in advance of it happening, what rights, if any, they will have in determining whether or not it happens, and, if known, when you expect it to happen.

Other Token Sales, page 12

16. Please expand your disclosure to identify when the private offerings described occurred.
17. We note from your disclosure in the section headed Business--Developments of the
         Business--Token Sales, on page 97, that your receipt of the proceeds from the Stacks
         Tokens sold in the private offerings is subject to you meeting certain conditions. Please expand your disclosure to describe the material terms of those sales and these conditions, and discuss your progress toward meeting the user milestone. Please make corresponding changes to the risk factor At current growth rates, the Blockstack network will not have reached one million users by the second milestone date, and we will not achieve the second milestone on page 35.
18. Regarding the conditions in the private offering, please also clarify whether you have received the funds and they are subject to return, as suggested in
Note 1 to your audited
         financial statements, or whether you have only received the non-contingent part of the consideration, the remainder of which you expect to receive upon satisfaction of the milestones, as suggested in disclosure on page 98. Please also clarify whether, if the milestones are not met and full payment will not be made, you will issue fewer Tokens to the private investors, commensurate with the amount of consideration you ultimately receive.
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FirstName LastNameJesse Soslow
Blockstack Token LLC
Comapany 29, 2018
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Risk Factors
Risks Related to an Investment in the Stacks Tokens
The value ascribed to the Stacks Tokens by its holders may fluctuate based in part on the number and scope of additional features..., page 21

19. Please expand your disclosure to describe what rights tokenholders will have in determining whether new features are introduced to Stacks Tokens or the Blockstack network.
Risks Related to Blockchain Technology
Blockstack holds significant amounts of Bitcoin and other cryptoassets..., page
28

20. Please expand this risk factor to disclose the amount, both in terms of the dollar value and as a percentage of your total assets, of the Bitcoin and other cryptoassets you held as of the most recent period presented in your financial statements and as of the latest most practicable date.
Risks Related to Regulation, page 56

21. We note your disclosure under various risk factors appearing under the subheading Risks
         Related to Regulation that you believe:
           Miners are not broker-dealers though they receive fees for recording transactions (page
            57);
           Neither you nor miners need to register as transfer agents or clearing agencies (page
            59);
           Neither the Blockstack network nor browser extension are required to register as an exchange or ATS (page 59);
           No Blockstack entity is a money transmitter or money services business (page 60);
           You are eligible to conduct this 1-A offering without engaging the services of a registered transfer agent (page 60).;
           Transactions of Stacks Tokens to pay fees on the Blockstack network do not violate
            Regulation M (page 62); and
           You do not meet the definition of "investment company" under the Investment
            Company Act of 1940 because the Tokens will be "non-securities" in your hands
            (page 107).

         Please provide us with your legal analysis with citations to proper authorities supporting your conclusions with respect to each of the above. We note your disclosure in the section headed "Business--Government Regulation" beginning on page 103.
It is unclear when and if federal or state regulators will allow registration of a token exchange..., page 58

22. We note your disclosure in the first paragraph under this heading that you are aware of
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Blockstack Token LLC
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         "certain developments" related to the potential registration of a national securities exchange or ATS that would facilitate trading of Stacks Tokens on the secondary market and provide liquidity. Please revise to elaborate on the "certain developments" of which you are aware.
23. Please revise to clarify your disclosure in this risk factor and in the section "Description of the Stacks Tokens Being Offered--Is there a secondary market for the Stacks Tokens" on page 129 that with respect to ATSs, the SEC does not approve or authorize ATSs or the types of securities that trade on them.
Use of Proceeds, page 66

24. Please revise your disclosure to describe the approximate amount of the net proceeds to be used for each identified purpose in the order of priority of such purposes. Additionally, please discuss your plans if substantially less than the maximum proceeds are obtained. In this regard, please include a table illustrating your planned use of proceeds if 25%, 50%,
         75% and 100% of the offering is sold. Refer to Item 6 of Part II of Form 1-A and
         Instruction 3 thereto for guidance.
25. It appears the proceeds from this offering will be used in conjunction with the proceeds from your private placements. If so, please revise to disclose the amount and sources of funds raised from other offerings and state whether those funds are firm or contingent.
         Refer to Item 6 of Part II of Form 1-A and Instruction 5 thereto for guidance.
Dilution, page 67

26. Please revise the dilution table by disaggregating the "Investors participating in this offering" line to summarize the differences between the total consideration and the price per token for each class of participants in this offering. Please also include a separate comparison to show your offering as if it were sold as described on the cover page
         (i.e., 215 million tokens sold in voucher program and 76 million tokens sold in the general offering).
Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Results of Operations--Revenue, page 71

27. We note Blockstack does not expect to generate significant revenue from any additional sources in the near future. Please revise to describe the Company's anticipated products and services and explain how the Company will earn revenues from sources other than the sale of Stacks Tokens.
Business
Corporate History, page 96

28. We note your discussion regarding public benefit corporations in general and the specific public benefit Blockstack PBC will promote. Please expand your disclosure to clarify the
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Blockstack Token LLC
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         role, whether direct or indirect, Blockstack Token LLC will play in promoting this public benefit. Please add a risk factor addressing the implications to investors of investing in a company controlled by a public benefit corporation.
Development of the Business
Vouchers, page 98

29. Your disclosure indicates that you issued the vouchers to individuals who, in connection with your November and December offerings, submitted indications of interest on your website and who requested to be included in the sale of tokens at an undefined future date at a discounted price. As such, it appears that any communications soliciting indications of interest in an offering and the opportunity to sign up for vouchers may be communications described in Rule 255, and that you should file such communications as
         Exhibit 13 to your Offering Statement. Please also revise the check box in Item 4 of Part I of Form 1-A to reflect that you have used solicitations of interest communications in connection with the proposed offering, or tell us why this is not applicable.
White Papers, page 100

30. We note you have issued two white papers relating to your business. Please file these white papers as exhibits to the offering statement pursuant to Item 17 of Form 1-A.
Government Regulation--Exchange Act Considerations
Reporting Company Considerations, page 107

31. Please revise disclosures here and on page 60 under We could become a "reporting company" with significant additional reporting obligations ...to clarify that you are subject to the transfer agent requirement, or provide us supplementally with a detailed legal analysis why a transfer agent is not required as requested in comment 21 above.
The smart contract for the Stacks token, page 124

32. We note that you have described "certain rules" with respect to the smart contracts for the
         Stacks Tokens. Please revise to disclose all of the material provisions of the smart contracts. To the extent that the smart contracts define the rights of Stacks tokenholders, please also file the form of smart contract or a written summary as an exhibit to the offering statement pursuant to Item 17 of Form 1-A.

Description of the Stacks Tokens Being Offered
What can I use the Stack Tokens for when they are issued?, page 124

33.      Please tell us what consideration you have given to the application of
Section 29(b) of the
         Exchange Act as it relates to the trading of securities on unregistered exchanges, and the role you may play in facilitating the sales of your tokens on such unregistered exchanges.
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FirstName LastNameJesse Soslow
Blockstack Token LLC
Comapany 29, 2018
November NameBlockstack Token LLC
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Can my Stack Tokens be modified?, page 125

34. We note your disclosure here and elsewhere in the offering circular that the tokens may be modified and, in particular, may be modified by third parties through changes made to the smart contract, without your approval. Please provide us with additional detail why you are unable to control the smart contact such that third parties are prevented from making modifications. Additionally, please note that the material terms of the tokens must be set at the time of qualification. Please tell us what consideration you have given as to whether any material changes could result in a new security. Please describe the implications of such a change for existing holders and new purchasers in the offering. In your response, please address (without limitation) whether such changes could result in an effective exchange of outstanding tokens for the new security, how such an exchange would be made, and how it would comply with any registration obligations. Please make corresponding changes to the risk factor "We may not be subject to ongoing reporting requirements on . . ." on page 24, and your disclosure under the section headed "The
         Blockstack Network--Governance of the Blockstack Network" on page 86. Plan of Distribution
The Cash Offering, page 135

35. Please disclose how long you expect to take to determine whether to accept a subscription or reject it and return the investor's funds, and clarify what would cause an investor not to
         "qualify," as noted in the second paragraph on page 136, resulting in the rejection of its subscription.
36. Where you state that investors will become owners of Stacks Tokens as of the date of the
         Cash Offering Closing, please also describe the material terms of the time lock, and describe the difference in investors' rights with respect to tokens that they have subscribed for but do not yet own and those that they own but that are subject to the time lock, as well as tokens owned but subject to the time lock and tokens that have been released from the time lock. Please also clarify that the number of blocks processed on the blockchain used by your network determines that rate at which tokens will be released from the time lock, and discuss the possibility that under these terms, the release of Stacks Tokens could take significantly longer than your estimate of 23 months, or that they might never be released.
37. Please explain how you determined to hold the Cash Offering Closing approximately 90 days after the commencement of the offering. Please also discuss whether this date could be extended for any reason and if so, how you would notify subscribers of the extension and whether subscribers would have a right to revoke their subscriptions.
38. We note that investors in the offering will become owners of the Stacks Tokens as of the date of the Cash Offering Closing, that their subscriptions are irrevocable once submitted, and that you will accept payment on a rolling basis during the term of the cash offering.
         Please clarify whether this means that the funds submitted in payment for subscriptions
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Blockstack Token LLC
Comapany 29, 2018
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         will be immediately available for the company's use during the term of the offering, notwithstanding that investors are not yet owners of the Stacks Tokens, and discuss the risks to and the rights of investors during this period. For example, please explain what happens if the company dissolves or liquidates, or if the offering is terminated, prior to the
         Cash Offering Closing and/or when the tokens are distributed. Finally, please address any contingencies to closings.
39. Clearly disclose that investors may purchase Stacks Tokens using cash, Bitcoin or Ether, and explain when they will be required to submit the various forms of payment.
         Disclosure on page 139 suggests that cash payments must be made with the subscription, whereas Bitcoin and Ether will be paid only after notice that a subscription has been accepted. Disclose how long an investor will have to submit its Bitcoin or Ether after you have sent notice of acceptance of the subscription. Please also clarify whether you will hold or reject any Bitcoin or Ether an investor might elect to submit with its subscription.
40. We note disclosure on page 6 regarding the method by which you will value payment made in Bitcoin and Ether. Please include similar disclosure in the Plan of Distribution, and also clarify whether you will hold these payments in this form or convert them to US dollars, and if so when such a conversion would take place. Also explain what risks the company and investors bear for fluctuations in the value of Bitcoin and Ether between the time investors submit payment and the time these assets are valued and accepted by the company, and the time of the Cash Offering Closing. Consider whether specific risk factor disclosure is also appropriate. Please also explain how investors will be made aware of the use of a replacement service for valuation, the exchange ratio applied and the resulting number of tokens that they will receive in such circumstances.
Secondary Trading, page 137

41. Please revise this section to disclose that there are currently no such registered third-party exchanges or other platforms to support the trading of Stacks Tokens on the secondary market. Please make corresponding changes to the section
Transferability of our Stacks
         Tokens on page 138.
Consolidated Balance Sheets, page F-5

42. We note that you present restricted digital currency assets of $13.4 million as of
         December 31, 2017 on the consolidated balance sheet on page F-5. We also note that you present cash outflows of $5.0 million for restricted digital currencies and noncash digital currencies invested of $6.2 million on the consolidated statements of cash flows on page
         F-8, which represent $11.2 million in the aggregate. Please help us to reconcile the $13.4 million included on the balance sheet with the $11.2 million on the statements of cash flows. In addition, explain to us what the $6.2 million of noncash non-controlling interest digital currencies invested represent.
 Jesse Soslow
FirstName LastNameJesse Soslow
Blockstack Token LLC
Comapany 29, 2018
November NameBlockstack Token LLC
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1. Nature of Business and Summary of Significant Accounting Policies
Token Sales, page F-9

43. Please provide us with your assessment of investment company status under ASC 946.
         Refer to the guidance in ASC 946-10-15-4 through 9.
Basis for Consolidation, page F-10

44. We note your disclosure that the Company is considered to be the primary beneficiary of the AI and QP LP Funds, as well as Employee LLC. Please revise your disclosures to include the information required by ASC 810-10-50-3(bb).
Intangible Assets, page F-13

45. We note your disclosure on page F-14 that intangible assets with indefinite useful lives are measured at their respective fair values as of the acquisition date. Please clarify whether you measure them based on their cost to the acquiring entity in accordance with ASC 805-
         50-30-1 through 3 and revise your disclosures accordingly.
Revenue Recognition, page F-14

46. We note that you present $21.8 million of non-controlling interests on your consolidated balance sheet as of December 31, 2017, which represent capital contributions in the consolidated QP and AI Funds that are subject to distribution in the event that the
         Company fails to achieve the First and Second Milestones; and the outstanding investment under Employee LLC that will be recognized upon achievement of the First and Second
         Milestones. Please provide us with your accounting analysis, with reference to authoritative literature, supporting the classification as a non-controlling interest rather than as a liability.
47. With regard to your revenue recognition policy for the LP Fund issuances, please address the following:
           Tell us whether you allocated the transaction price for the LP Fund issuances to the
             First and Second Milestone performance obligations in accordance with ASC 606-10-
             32-28 and 29 and if so, how you prepared such allocation. If you did not do such an allocation, tell us why you did not consider it necessary. Quantify the amount of revenue recognized associated with each of your First and
             Second Milestones.
48. We note your revenue recognition policy on page 80 stating that revenue associated with your First and Second Milestones is recognized monthly on a straight line basis from the effective date of the arrangements to January 2019 and 2020, respectively. Please provide us with your accounting analysis, with reference to authoritative literature, explaining why revenue recognition on a straight line basis over time is
 Jesse Soslow
Blockstack Token LLC
November 29, 2018
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      appropriate. As part of your response, tell us how you meet the criteria for performance obligations satisfied over time in ASC 606-10-25-27 rather than performance obligations satisfied at a point in time in ASC 606-10-25-30.
        You may contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847
if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,
FirstName LastNameJesse Soslow
                                                          Division of
Corporation Finance
Comapany NameBlockstack Token LLC
                                                          Office of Financial
Services
November 29, 2018 Page 11
cc:       Robert Rosenblum, Esq.
FirstName LastName